April 6, 2007
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	TopSpin Medical, Inc. Registration Statement on Form SB-2 Commission File No. 333-140104
Ladies and Gentleman,
          Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), TopSpin Medical, Inc., a Delaware Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form SB-2 which was originally filed with the Commission on January 19, 2007 (File No. 333-140104) and amended on March 6, 2007 and March 28, 2007, along with any exhibits (the “Registration Statement”).
          The Company requests that such consent be granted so that the Company may renegotiate certain of the terms of the transaction.
          No securities were sold in connection with the offering pursuant to the Registration Statement.
          The Company further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.
          If you have any questions regarding this application for withdrawal, please contact Robert B. Murphy, Esq. or Lauren C. Dougherty, Esq. of Pepper Hamilton LLP, legal counsel to the Company, at (202)220-1454 or (202)220-1209, respectively. Thank you for your assistance.

Sincerely,
By:	/s/ Erez Golan
	Name:	Erez Golan
	Title:	Chief Executive Officer, President and Director